Exhibit 99.1

Draganfly Expands Collaboration with DSNS Emergency Services Ukraine, Delivering Effective Landmine Training and Demonstrations

Draganfly will continue to host more extensive training utilizing our full suite of landmine mapping technology, including our 3 XL drone and a full suite of sensors for DSNS state emergency services fire brigade, demining units, and local rotary officials.

Los Angeles, CA. June 6, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, today announces the successful completion of critical training and demonstrations conducted in Ukraine. The training program involved Draganfly’s innovative Situational Assessment UAV technology, which was used to train personnel from the Main Department of the State of Emergency Services Cherkasy Region Ukraine, including the fire brigade and demining units.

DSNS Emergency Services Ukraine is a central body of executive power with activities directed and coordinated by the Cabinet through the Minister of internal affairs. It implements state policies in civil protection, protection of population and territories from emergencies, prevention of emergencies, rectifying emergency consequences, rescue work, fire extinguishing, fire and technogenic safety, accident rescue service activities, and hydrometeorological activities.

The training provided to DSNS state emergency services personnel included the fire brigade, demining units, and local Rotary officials. This comprehensive training approach aims to equip participants with the necessary expertise to leverage Draganfly’s turnkey de-mining solution.

“Our engineered UAV system represents a significant evolution in increasing the efficiency, accuracy, and safety of landmine detection and removal,” said Cameron Chell, President, and CEO of Draganfly. “We are committed to playing our part in supplying Ukraine with the necessary technology to assist in the restoration of life in the country.”

Draganfly has delivered Situational Assessment drones to DSNS Emergency Services Ukraine as part of an initiative to provide DSNS regional offices with support in their mission to create a mine-free Ukraine.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

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Media Contact

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding DSNS State Emergency Services, Cherkasy Region Ukraine; the Company playing its part in supplying Ukraine with the necessary technology to assist with emergency services and removal of mines. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.